UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 12, 2021

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In the Matter of

Meredith Holdings Corporation
1716 Locust Street
Des Moines, Iowa 50309

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 000-56367

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Meredith Holdings Corporation has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common stock and Class B common stock.

Meredith Holdings Corporation requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief